PORTSMOUTH SQUARE, INC.
                                820 Moraga Drive
                              Los Angeles, CA 90049
                            Telephone: (310) 889-2500
                            Facsimile: (310) 889-2525


Via EDGAR

March 6, 2006

Steven Jacobs
Accounting Branch Chief
Amanda Sledge
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance, Mail Stop 0409
Washington, D.C. 20549

Re:  Portsmouth Square Inc; File No. 0-04057
     Response to Comment Letter Dated January 24, 2006

Dear Mr. Jacobs and Ms. Sledge:

This letter is in response to your comment letter dated January 24, 2006, regarding the Form 10-KSB for the Fiscal Year Ended June 30, 2005 and the Form 10-QSB for the Quarterly Period Ended September 30, 2005 of Portsmouth Square, Inc. ("Portsmouth" or the "Company"). Our responses below correspond to each of the comments set forth in your letter. For convenience, we have set forth the comment or question asked prior to each of our responses.


Form 10-KSB for the Fiscal Year Ended June 30, 2005
---------------------------------------------------

Note 2 - Investment in Justice Investors, page 29
-------------------------------------------------

1. Please explain how you evaluated the criteria in paragraph 5 of FIN 46(R) in determining whether Justice Investors is a variable interest entity. In considering whether there is sufficient equity under paragraph 5(a), please also tell us whether there have been any reconsideration events, such as the change in the status of the property. As it relates to evaluating paragraph 5(b), please tell us whether Evon has any "equity investment at risk" in light of the administrative and other fees they have received.

RESPONSE:

JUSTICE INVESTORS IS A "BUSINESS"
---------------------------------

As of June 30, 2005, Portsmouth Square, Inc. ("Portsmouth" or the "Company") conducted an evaluation of the criteria of FIN 46(R), including paragraph 5. Portsmouth concluded that the Justice Investors limited partnership ("Justice" or the "Partnership") is a "business" according to the tests and definitions set forth in Appendix C of FIN 46(R) and is "scoped out" from the evaluation under Paragraph 4(b).

The business of Justice is a self-sustaining, integrated set of activities and assets managed for the purpose of providing a return to its limited partner investors. Justice's hotel asset and operations have all of the inputs and processes necessary for it to conduct normal operations to sustain a revenue stream by providing accommodations and services to its hotel guests.

Justice is a seasoned business entity having been in existence for more than 38 years. It was formed in 1967 with the business purpose of acquiring certain real property in San Francisco for the construction and operation of a hotel (the "Hotel"). Portsmouth was incorporated in California in July 1967 for the purpose of obtaining an ownership interest in Justice and was one of the Partnership's initial limited partners.

The land was acquired with equity raised from the capital contributions of the limited partners and Justice financed the construction of the Hotel with a loan from an institutional lender secured by a deed of trust on the Partnership property. Since the equity in the Partnership property was sufficient to obtain bank financing, no partner has ever been required to provide debt financing (subordinated or other) to the Partnership. The general partners of Justice actively arranged for and directed the construction of the Hotel and the improvements to the property.

Initially the Hotel portion of the property was leased to Holiday Inns of America, which lease was eventually assumed by Felcor Lodging Trust. Effective June 30, 2004, the lease of the Hotel terminated pursuant to a settlement with the Hotel lessee and the leasehold estate was returned to the Partnership. Effective July 1, 2004, the Partnership engaged a hotel management company to take over the day-to-day operations of the Hotel. In December 2004, the Partnership secured a franchise agreement to operate the Hotel as a full service Hilton hotel after committing to a substantial renovation plan for the property to meet Hilton standards and to make the Hotel more competitive. To finance those improvements, the Partnership was able to obtain a $30,000,000 fixed rate loan from The Prudential Insurance Company of America, collateralized by a first deed of trust on the Partnership's Hotel property and a line of credit from United Commercial Bank in an amount of $10,000,000, collateralized by a second deed of trust on the Partnership's property. Since the equity value of the Hotel was considered to be significant, both loans are without recourse to the general and limited partners of Justice.

On January 12, 2006, the renovation of the Hotel was considered to be substantially complete, at which time Hilton granted permission to open the Hotel as the new "Hilton San Francisco Financial District". The general partners of Justice actively planned, directed and oversaw almost all aspects of this significant renovation project. Upon the opening of the Hotel, the general partners will continue to oversee the operations of the Hotel, while also performing the functions of asset managers.

Under the terms of the partnership agreement, the general partners have the responsibility to monitor the operations of the Hotel as well as overseeing the condition of the Partnership's assets and arranging for any needed capital repairs and improvements the property. The general partners are also responsible for determining the amount of partnership distributions, after planning for appropriate capital reserves and other requirements. The managing general partner has at all times maintained an office and staff in the hotel


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

and is responsible for the day-to-day operations of the partnership, including the hiring of employees, attorneys, accountants, the maintenance of the books and records and the filing of Partnership tax returns. As a general partner, Portsmouth is also active in its management oversight capacity as all Partnership contracts, agreements and commitments in excess of $5,000, or $10,000 in the aggregate in any consecutive 12-month period, must also have its approval.


OTHER CONSIDERATIONS
--------------------

Even though the Company concluded that Justice is a "business" under the tests and definitions set forth in Appendix C of FIN 46(R), we also considered the criteria in Paragraph 5 of FIN 46(R). We have determined that the total equity investment at risk is sufficient to permit Justice to finance its activities without additional financial support provided by any of the parties, including equity holders. The equity in the value of the Partnership property was deemed sufficient by two institutional lenders, The Prudential Insurance Company of America and United Commercial Bank to provide a total of $40,000,000 in financing collateralized by first and second deeds of trust on the Partnership property that are without recourse to the general or limited partners of Justice. In addition, in January 2006, United Commercial Bank increased the amount available on the Partnership's line of credit by an additional $4,500,000. Portsmouth believes that the total amount of those financings are more than adequate to meet all of the Partnership's capital and cash flows needs and that no additional financial support will be required from the Partnership's general or limited partners.

There have been no material amendments to the limited partnership agreement that could be considered a reconsideration event. On June 30, 2004, the Partnership's lease of the Hotel terminated. Effective July 1, 2004, the Partnership engaged a hotel management company to take over the day-to-day operations of the Hotel. Although, the Partnership transitioned from a lessor to an owner-operator of the Hotel, there was no change in the proportionate share of the total equity investment at risk among the limited partners, who continued to share in the profit and loss of the Partnership in accordance with their percentage ownership.

There was an increase in the fees paid to the general partners due to the increased involvement required to oversee the repositioning and operations of the Hotel. In setting the new amounts of compensation for the general partners, surveys of fees typically paid to project managers for major renovations and industry norms for fees paid to real estate asset managers were studied. The fees to be paid to the general partners for those services were set at the low end of the spectrum and were approved by limited partners holding in excess of 80% of the voting power of the Partnership.

Evon's share of the profit and loss of the Partnership is 0.13842%. All of the shareholders of Evon are also limited partners of Justice, having in interest in the profit and loss of the Partnership in excess of 10%. Evon also serves as the managing general partner of Justice and is charged with the day-to-day management responsibilities of the Partnership. The base management fees paid to Evon cover its out-of-pocket costs to maintain the operations of the Partnership and provides compensation commensurate to, or below, industry standards for asset managers. Incentive compensation provided to the general partners is also commensurate or below industry standards. The Compensation Agreement also provides for incentive compensation to the general partners in a sum equal to the 5.0% of the annual net operating income of Justice, as defined in the Dow Management Agreement, that is in excess of $7,000,000. Incentive compensation is payable in equal amounts to Evon and Portsmouth.

The incentive compensation provision is structured in a way that all of the limited partners will share in accordance with their respective limited partnership interests in the first $7,000,000 of net profits before the general partners are entitled to any incentive compensation. Evon and its shareholders have significant equity investment at risk since they share in the first $7,000,000 of Partnership profits before any incentive compensation is earned. In addition, if the general partners did not provide asset management services for Justice, the Partnership would have to contract with a third party to provide those services at the same or higher cost.

As a group, the limited partners of Justice also have the direct ability through their voting rights to make the substantive decision to sell the Partnership's asset and to liquidate the Partnership. The limited partners also share in the losses of the Partnership in proportion to their limited partnership interest and are not guaranteed a return. The limited partners have the right to receive the residual returns of Justice and those returns are not capped by the partnership agreement or any other arrangement with the Partnership or the general partners.

The base fees paid to the general partners are to compensate them for services required to be performed to discharge their duties under the partnership agreement. Those fees are not a guaranteed return and can be terminated by action of the limited partners who hold the voting power to dissolve (liquidate) the Partnership. The incentive fees also are not guaranteed and are predicated on generating at least a $7,000,000 in net profits for the benefit of the limited partners. The general partners are also not guaranteed any returns upon dissolution.



2. Notwithstanding your response to comment 1, please explain how you evaluated the guidance in EITF 04-5 and FSP SOP 78-9-1 in determining the general partners as a group to not control the joint venture. Please cite relevant terms of the partnership agreement as appropriate.

RESPONSE:

Pursuant to the terms of the partnership agreement, the business of Justice is limited to the ownership and operation of the Hotel asset. The partnership agreement also provides as follows:

     "No portion of the partnership real property shall be sold or transferred without the written consent of partners, both general and limited, which partners in the aggregate are entitled to more than seventy-two percent (72%) of the net profit of the partnership in accordance with this agreement".

The partnership agreement further provides that, "The partnership shall terminate upon the sale of all of the real property belonging to the partnership."

In the aggregate, Portsmouth and Evon control approximately 49.93842% of Justice. Evon and Portsmouth are accorded no additional voting rights attributable to their positions as general partners. There is also no unity of interest, common control or other affiliated interest between Evon and Portsmouth. Although the general partners do have certain obligations under the partnership agreement to direct the day-to-day operations of the Partnership, they do not have control to affect the sale or disposition of the Partnership asset. The limited partners of Justice, not the general partners, hold the substantive ability to dissolve (liquidate) the limited partnership without cause through the sale or disposition of the real property asset of the Partnership and to effectively remove the general partners upon termination.

The general partners also do not have the power to effect or change the substantive voting rights of the limited partners which are commensurate with their rights to share in the profit and loss of the Partnership as defined in the partnership agreement. Furthermore, the general partners cannot change or limit the rights of the limited partners to share in the residual returns of the Partnership and the general partners are not guaranteed any returns upon dissolution.

Portsmouth will continue to evaluate its investment in Justice Investors on an ongoing basis, including evaluation of any reconsideration events, and will make such changes in its future disclosures as may be required.



Item 8A. Controls and Procedures, page 35
-----------------------------------------

3. We note your statement that "Except as noted below, based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures are effective..." Given the exceptions noted, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective. Please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. For example, if true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters. Or, if true, you can state that, given the identified matters, your disclosure controls and procedures are not effective. You should not, however, state the conclusion in your current disclosure, which appears to state that your disclosure controls and procedures are effective except to the extent that they are not effective.

RESPONSE:

We have reviewed your comments regarding disclosure of the conclusions reached by management on the effectiveness of the Company's disclosure controls and procedures. While the conclusions set forth in that disclosure are correct, the Company believes that the disclosure could have been stated in clearer and more unequivocal language. If the Commission believes that an amendment to this Item 8A is required, the Company proposes the following amended disclosure:


Item 8A. Controls and Procedures.

(a) Disclosure Controls and Procedures.

During the fourth quarter of fiscal 2005, the Company found that there were certain book and tax differences in the Company's investment in Justice Investors which were not effectively reconciled. As discussed in Note 3 of the Notes to the Financial Statements, the Company reduced its shareholders' equity at June 30, 2003, to provide for deferred taxes on the differences between the Company's book and tax basis of its investment in Justice Investors. The adjustment had no impact on the Company's previously reported statements of operations or statements of cash flows for the year ended June 30, 2004.

Subsequent to fiscal year 2003, the Company instituted procedures and controls to address any deficiencies in its disclosure controls and procedures related to the determination and reporting of its deferred income tax balances, including the retention of outside tax consultants and implementing a program of continuous review and reconciliation of any differences on the book and tax basis of its assets.

The Company's management, with the participation of the Company's Chief Executive Officer and the Chief Financial Officer, has evaluated the effectiveness of the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the fiscal period covered by this Annual Report on Form 10-KSB. Based upon such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of such period, the Company's disclosure controls and procedures, including those related to its deferred tax balances, are effective in ensuring that information required to be disclosed in this filing is accumulated and communicated to management and is recorded, processed, summarized and reported in a timely manner and in accordance with Securities and Exchange Commission rules and regulations.

Management continues to re-evaluate the Company's existing disclosure controls and procedures and will implement such other changes as may be necessary.


Management's Consideration of the Restatement

Management considered the impact on the Company's internal control over financial reporting of the restatement related to deferred income taxes as more fully described in Note 3 of the Notes to the Financial Statements included in Item 7 of this Annual Report on Form 10-KSB. The Company found that there were certain book and tax differences in the Company's investment in Justice Investors which were not effectively reconciled. The Company completed an assessment of materiality under Staff Accounting Bulletin ("SAB") No. 99 and as a result concluded that the restatement related to deferred income taxes was not material to the balance sheets, the statements of operations, and the statements of cash flows for the years ended June 30, 2004 and 2005. Accordingly, because management concluded that a material misstatement did not occur with respect to this matter, management has concluded that there was not a material weakness in its internal control over financial reporting as of June 30, 2005.


(b) Changes in Internal Control Over Financial Reporting.

There have been no changes in the Company's internal control over financial reporting during the last quarterly period covered by this Annual Report on Form 10-KSB that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.


Item 13. Exhibits and Reports on Form 8-K, page 44
--------------------------------------------------

4. Please revise the certifications filed as Exhibits 31.1 and 31.2 to conform exactly to the language set forth in Item 601(b)(31) of Regulation S-B. Specifically, we noted that there are inconsistencies between the actual period covered by the report and your reference to the "annual report" or "quarterly report" in the certifications. Please revise to reflect the correct report period throughout the certification, or in the alternative, remove all references to "annual report" and "quarterly report," other than in paragraph one, and replace with "report." Please make conforming revisions to Exhibits 31.1 and 31.2 to your Form 10-QSB for the quarter ended September 30, 2005.


RESPONSE:

The Company has reviewed the certifications filed as Exhibits 31.1 and 31.2 to its Annual Report on Form 10-KSB for the fiscal year ended June 30, 2005 and to its Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 2005. The Company acknowledges that there are certain inconsistencies in the exhibits related to references to the report period.

While we agree that the Company is responsible for the adequacy and accuracy of its disclosures, the one inconsistency existing in each of the exhibits is an obvious typographical error that can be immediately identified as such by the reader and it is not reasonably expected that any investor would be confused by that inconsistency. The first paragraph of each of the certifications properly identifies the report to which the certification applies. With respect to the certifications for the Form 10-KSB, an incorrect reference to a "quarterly report" appears in paragraph 2, with all other references in the certification correctly made to the annual report. The certifications for the Form 10-QSB have an incorrect reference to an "annual report" in paragraph 3, with all other references in the certifications correctly identifying the applicable report period.

To the extent that an amendment to the Company's Form 10-KSB report is required to address Comment 3 above, the Company will also file amendments to Exhibits 31.1 and 31.2 of that report.

With respect to the inconsistency that appears only in one reference in paragraph 3 of the certifications to the Form 10-QSB, the Company suggests that such inconsistency is immaterial and should not require the filing of an amendment to that Form 10-QSB Report. The Company will make sure that, in future filings, the wording of the certifications will be consistent with the language set forth in Item 601(b)(31) of Regulation S-B and your comment.

If you require further information or have further comments, please call me direct at my San Diego Office at (858) 673-4722 or our Controller David Nguyen at (310) 889-2511.

Sincerely,

/s/ Michael G. Zybala

Michael G. Zybala
Vice President, Secretary
and General Counsel

cc:   John V. Winfield
      David Nguyen
      PricewaterhouseCoopers LLP


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